May 28, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Myra Moosariparambil, Steve Lo, John Coleman, Cheryl Brown, and Irene Barberena-Meissner

Re:	Responses to the Securities and Exchange Commission

Staff Comment dated May 16, 2025, regarding

Anfield Energy Inc.

Draft Registration Statement on Form 20-F

Submitted April 22, 2025

CIK 0001519469

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the May 16, 2025 letter regarding the above-referenced Draft Registration Statement on Form 20-F (the “Form 20-F”) of Anfield Energy Inc. (the “Company”, “we,” “our,” or “us”) as submitted confidentially to the SEC on April 22, 2025. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Form 20-F (the “Amendment”), responding to the Staff’s comment.

For your convenience, the Staff’s comment is included below. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 20-F.

Our response is as follows:

Draft Registration Statement on Form 20-F submitted April 22, 2025

Item 3. Key Information

B. Capitalization and Indebtedness, page 5

Staff Comment No. 1.

Please revise to describe whether your indebtedness is guaranteed or unguaranteed, secured or unsecured. In addition, indebtedness also includes indirect and contingent indebtedness. Refer to Item 3.B of Form 20-F.

Company’s Response:

In response to the Staff’s comment, we have provided additional disclosure in the capitalization table under Item 3 regarding the nature of the Company’s indebtedness.

Specifically, we have added a footnote to distinguish what indebtedness is guaranteed and unguaranteed, and secured and unsecured, as required by Item 3.B of Form 20-F.

D. Risk Factors

There is substantial doubt regarding our ability to continue as a going concern, page 6

Staff Comment No. 2.

We note your disclosure that management has initiated a strict cost control program to effectively control expenditures, and that as a result of these cost control measures, it is expected that the current cash position will be sufficient to fund your needs for the 2025 fiscal year. However, we also note your disclosure on page 47 that there is material uncertainty that casts significant doubt about your ability to continue as a going concern, subsequent to December 31, 2024. Please revise your disclosure to reconcile this apparent inconsistency or advise. Also, expand your disclosure to describe management’s strict cost control program in more detail.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure under Item 5.B to reconcile the inconsistency between the two sections. In addition, we have expanded the disclosure in the risk factor to provide more detail regarding specific expenditures that are being reduced or deferred as a result of the cost control program.

In connection with a potential Nasdaq listing of the Common Shares, as a foreign private issuer, we intend to follow certain home country corporate governance practices instead of certain Nasdaq corporate governance requirements applicable to United States domestic companies, page 9

Staff Comment No. 3.

We note you disclose that you currently intend to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq rules for U.S. issuers. Please expand your disclosure to identify the home country corporate governance practices you currently intend to follow.

Company’s Response:

In response to the Staff’s comment, we have expanded the disclosure in the risk factor to identify certain home country corporate governance practices that we currently intend to follow.

Item 4. Information on the Company

B. Business Overview, page 16

Staff Comment No. 4.

Please expand your disclosure to include a plan of operations and provide information comparable to the information required by Item 101(a)(2) of Regulation S-K. Refer to Paragraph 2 of Instructions to Item 4.B of Form 20-F.

Company’s Response:

In response to the Staff’s comment, we have provided additional disclosure under Item 4.B that provides a summary of our current plan of operations.

General Development of the Business, page 16

Staff Comment No. 5.

We note your disclosure on pages 1 and 10 that you are an energy metals exploration, development and near-term production company that is committed to becoming a top tier energy-related fuels supplier by creating value through sustainable, efficient growth in its energy metals assets. However, we also note your disclosure on page 16 that you are a uranium and vanadium development company which holds all of its mining assets in the United States. Please revise to disclose whether you intend to explore and develop energy metals beyond uranium and vanadium.

Company’s Response:

In response to the Staff’s comment, we revised our disclosure throughout the Form 20-F to specify that we are a uranium and vanadium development company.

Property, Plants and Equipment, page 17

Staff Comment No. 6.

We note that you have included a summary of your mineral properties, including your material properties and the Shootaring Canyon Mill. Based on your disclosure on page 15 of your financial statements it appears that you have other mineral properties, such as the Newsboy Gold and Artillery Peak. Please expand your mineral property disclosure to include summary disclosure for all properties, as required by Item 1303(a)(1) of Regulation S-K.

Company’s Response:

In response to the Staff’s comment, we have added a summary table that provides disclosure regarding all of the Company’s Department of Energy leases and non-material properties.

Staff Comment No. 7.

We note your disclosure on page 10 that you are a near-term production company. Consistent with Item 1303(b)(2) and Item 1304(b)(2) of Regulation S-K, please expand your Shootaring Canyon Mill and individual property disclosure to provide additional information regarding the permits required to mine and process and the status of these permits, along with your exploration plans and associated costs.

Company’s Response:

In response to the Staff’s comment, we have (i) provided a summary table that provides additional information regarding the permits and licenses required to operate the Company’s material properties and (ii) we have added a new subsection that provides disclosure regarding the Company’s exploration plans and associated cost estimates.

Staff Comment No. 8.

Please revise your filing to remove the information that does not comply with the S-K 1300 definitions and requirements, such as the economic results of the preliminary economic assessment that are located on page 12, and the historical mineral resources that are located on page 43.

Company’s Response:

In response to the Staff’s comment, we have removed disclosure that does not comply with the S-K 1300 definitions and requirements, including the economic results of the preliminary economic assessments and historical mineral resources.

Staff Comment No. 9.

Please expand your mineral property disclosure to include the cost estimate to refurbish the Shootaring Canyon Mill and tailings facility, and to construct the vanadium processing circuit.

Company’s Response:

In response to the Staff’s comment, we have revised our disclosure to provide cost estimates for the Shootaring Canyon mill and tailings facility refurbishments and the vanadium circuit construction.

Staff Comment No. 10.

We note that you have combined your Velvet-Wood measured and indicated mineral resources that are located on page 19, however have not presented these resources separately. Please revise to present each class of mineral resource (measured, indicated, and inferred) together with the total measured and indicated resources, as required by Item 1303(b)(3) of Regulation S-K.

Company’s Response:

In response to the Staff’s comment, we have revised the format of our resource summary tables to present each class of mineral resource in accordance with Regulation S-K requirements.

Staff Comment No. 11.

Please revise the footnote to each mineral resource table to clarify that the disclosed cut-off grade is the marginal cut-off grade, and clarify the costs that have been excluded from the marginal cut-off grade, such as your mining costs, and why these costs are not included in your cut-off grade calculation.

Company’s Response:

In response to the Staff’s comment, we have added an additional footnote to Table 2 : Resource Summary Table - Uranium, that clarifies that the cut-off grade is the marginal cut-off grade and provides additional disclosure regarding the costs excluded from the cut-off grade.

Staff Comment No. 12.

Please expand your mineral resource disclosure to explain the basis for the vanadium pentoxide price used in your resource calculations. For example, we note that you use a $70 per pound uranium price in your cut-off grade calculation, which is approximately a 3 year average uranium price. Additionally we note that you use a $12 per pound vanadium pentoxide price in your cut-off grade calculation, which appears to be substantially higher than current pricing and historical averages.

Company’s Response:

In response to the Staff’s comment, we have provided additional disclosure regarding how the Company determined the commodity prices used in its resource calculations.

Staff Comment No. 13.

Please expand your mineral resource disclosure to explain the basis for the lower vanadium resource classification as compared to the uranium resource classification.

Company’s Response:

In response to the Staff’s comment, we have provided additional disclosure in a footnote to Table 3 : Resource Summary Table - Vanadium, to explain the basis for the estimated grades used.

Proprietary Protection, page 17

Staff Comment No. 14.

We note your disclosure that your Radioactive Materials License (RML) is a scarce item within the United States, with only four currently granted. Please revise to provide your basis for this statement. Refer to Item 4.B.7 of Form 20-F.

Company’s Response:

In response to the Staff’s comment, we have provided additional disclosure to clarify the basis of this statement.

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 46

Staff Comment No. 15.

Please expand your disclosure to include a discussion of year-over-year changes of all line items included in the consolidated statements of comprehensive income. For example, please include discussion of changes in your accretion expenses, asset retirement obligations, gain on sale of royalty portfolio, and impairment expense. Refer to SEC Release No. 33-8350.

Company’s Response:

In response to the Staff’s comment, we have updated Item 5.A to include a discussion of the year-over-year changes of all line items included in the consolidated statements of comprehensive loss.

B. Liquidity and Capital Resources, page 47

Staff Comment No. 16.

Please include a discussion and analysis of cash flows from operating, investing and financing activities. Please ensure your discussion explains the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to SEC Release No. 33-8350.

Company’s Response:

In response to the Staff’s comment, we have updated Item 5.B to include a discussion and analysis of cash flows from operating, investing and financing activities.

Staff Comment No. 17.

Please revise to provide information regarding your material cash requirements, including commitments for capital expenditures, as of the end of the latest financial year and any subsequent interim period and an indication of the general purpose of such requirements and the anticipated sources of funds needed to satisfy such requirements. Refer to Item 5.B.3 of Form 20-F.

Company’s Response:

In response to the Staff’s comment, we have revised Item 5.B to provide information regarding the Company’s material cash requirements, including commitments for capital expenditures, as of the end of the latest financial year and subsequent interim period and an indication of the general purpose of such requirements and the anticipated sources of funds needed to satisfy such requirements.

Item 6. Directors, Senior Management and Employees

B. Compensation, page 50

Staff Comment No. 18.

Please revise to provide executive compensation disclosures for your financial year ended December 31, 2024. Refer to Item 6.B of Form 20-F.

Company’s Response:

In response to the Staff’s comment, we have updated Item 6.B to provide executive compensation disclosures for the financial year ended December 31, 2024.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 53

Staff Comment No. 19.

We note your disclosure that at January 22, 2025, 29 record holders were resident in the United States, holding a total of 172,343,914 Common Shares, and this number represents approximately 15.1% of your total issued and outstanding Common Shares at that date. Please revise to provide this information as of the most recent practicable date. Refer to Item 7.A of Form 20-F.

Company’s Response:

We have ordered a report to determine the number of record holders resident in the United States. The Company has not received this report at the time of filing and will revise to provide this information at the time of filing the following amendment of the Form 20-F.

B. Related Party Transactions, page 54

Staff Comment No. 20.

Please ensure that you have provided all disclosure required by Item 7.B of Form 20- F for the period since the beginning of your preceding three financial years up to the date of your filing. In this regard, we note that it appears you have provided this disclosure for the fiscal years ended December 31, 2023 and December 31, 2024. Refer to Item 7.B of Form 20-F.

Company’s Response:

In response to the Staff’s comment, we have updated Item 6.B to provide related party transactions for the financial year ended December 31, 2022.

Item 19. Exhibits, page 67

Staff Comment No. 21.

We note your disclosure on page 54 that on August 2, 2024, you entered into a related party loan agreement with a director of the Company for $1,650,000. Please file this agreement as an exhibit to the registration statement, or tell us why you believe it is not required. Refer to Item 19 and Paragraph 4 of the Instructions as to Exhibits of Form 20-F.

Company’s Response:

The loan made pursuant to the loan agreement referenced in Staff Comment No. 21 has been repaid in full by the Company. Therefore, the loan agreement has been fully performed and we believe it is no longer material to the Company.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page FS-1

Staff Comment No. 22.

Please request your auditor update the audit report to include the report date.

Company’s Response:

The auditor intends to date the audit report at the time the Company makes a non-confidential filing of the registration statement.

Consolidated Statements of Financial Position, page FS-1

Staff Comment No. 23.

The balance of $7,774,764 on December 31, 2024 appears to be the total current liabilities balance. However, this balance has been included in the line item titled “Long-term liabilities.” Please revise.

Company’s Response:

The balance was included in the line item titled “Long-term liabilities” inadvertently due to a formatting error, which has been corrected in this most recent filing.

Notes to Consolidated Financial Statements

Note 6. Property and Equipment, page FS-14

Staff Comment No. 24.

You disclose there were favorable changes in the market conditions for uranium production, as well as other factors, which indicated the impairment loss recognized in prior periods in relation to the Shootaring mill no longer exists. As a result, the Company reversed the total impairment of $21,986,159 along with the changes to the ARO estimates for the period between the impairment and December 31, 2023. Please address the following:

•	Disclose further detail about the events and circumstances that led to the reversal of the impairment loss. Refer to paragraph 130(a) of IAS 36.

•	Disclose the carrying amount of the impaired asset prior to the reversal.

•	Disclose the recoverable amount and disclose whether recoverable amount is the fair value less costs of disposal or the value in use. Refer to paragraph 130(e) of IAS 36.

•	Disclose the assumptions used to determine the recoverable amount of the assets. Refer to paragraph 132 of IAS 36.

•	Clarify the useful life used to calculated depreciation expense and explain why no depreciation was recorded in fiscal year 2024. Refer to paragraph 124 of IAS 36.

Company’s Response:

We have responded to the subsections of the Staff’s comment separately below:

• Disclose further detail about the events and circumstances that led to the reversal of the impairment loss. Refer to paragraph 130(a) of IAS 36.

As disclosed in Note 6 on page 14 of the financial statements, there were a number of factors that indicated that the impairment recognized in fiscal 2017 no longer existed as at December 31, 2023, including favorable changes in the market conditions for uranium production. These included significant increases in uranium prices, changes in the market’s interest for uranium impacting the Company’s decision to change direction and submit its application to move its mill from standby status to operational status as well as interest from investors, supported by approximately $8m in equity financing received in fiscal 2023, and interest from potential buyers who had approached the Company including IsoEnergy Ltd. which had reached out with a proposal for acquiring all the issued and outstanding shares of the Company.

Though the financial statements do include the reasons for the reversal, the individual details were not included as the users of the financial statements would already be aware of these factors such as the increase in the uranium prices as supported by the large amount of investments completed by the Company during fiscal 2023, the potential transaction with IsoEnegy Ltd., as disclosed in Note 4 on page 13 of the financial statements and more fully in the Company’s news releases as well as the Company’s application for drilling permits and the restart of the Shootaring mill through the Company’s MD&A and news releases.

• Disclose the carrying amount of the impaired asset prior to the reversal.

As disclosed in the table shown in Note 6 on page 14 of the financial statements, the carrying amount of the impaired asset prior to the reversal was $nil.

• Disclose the recoverable amount and disclose whether recoverable amount is the fair value less costs of disposal or the value in use. Refer to paragraph 130(e) of IAS 36.

As disclosed in Note 6 on page 14 of the financial statements, the recoverable amount was based on the fair value less cost of disposal.

No dollar amount was disclosed for the recoverable amount as there were multiple bases used to support the reversal amount including:

•	the offer by IsoEnergy Ltd. to acquire all the issued and outstanding shares of the Company which had an implied value of $125.9m;
•	support received for the replacement cost of the mill indicating a fair value ranging between $65.7m to $75.3m; and
•	the increase in the Company’s market capital from below $15m at the time of the impairment to over $75m at the date of the valuation.

As there were multiple sources supporting the fair value less cost of disposal was well in excess of the reversal amount of $21m and due the wide range in these values of between $60m to $126m, all being multiples of the reversal amount, management concluded that it was more appropriate not to disclose this range.

• Disclose the assumptions used to determine the recoverable amount of the assets. Refer to paragraph 132 of IAS 36.

As noted above there were several sources supporting that the recoverable amount of the Shootaring mill was in excess of the reversal amount. In terms of the assumptions used:

•

For the IsoEnergy Ltd. share purchase offer: the value was based on an exchange ratio as outlined in the proposal offer which factored in the total number of issued and outstanding shares of both the Company and IsoEnergy Ltd. and the volume weighted average price of both IsoEnergy Ltd. and the Company’s shares on the date noted in the proposal offer.

•

For the replacement cost estimates: one estimate was based on the costs of a recently constructed facility with the estimate adjusted to include only costs related to a conventional uranium mill as to be consistent with the Company’s mill and the second estimate based on a proposed mill designed for a similar but smaller project which was then adjusted to scale up to the Company’s current mill size.

•

For the increase in the Company’s market capital: this included the trading prices of the Company’s shares as at December 31, 2017, the date of the original impairment, and the valuation date, multiplied by the number of shares issued and outstanding at each of these dates.

As more than one method was used, all in excess of the reversal amount of $21m, and the fact that there are numerous and wide-ranging assumptions for each of the methods used as well as due to the assumptions not being particularly sensitive to changes, management concluded that this was not considered to be a material disclosure.

• Clarify the useful life used to calculated depreciation expense and explain why no depreciation was recorded in fiscal year 2024. Refer to paragraph 124 of IAS 36.

As disclosed in Note 2g on page 8 of the financial statements, depreciation for the Shootaring mill will be recognized over the useful life of the mine using the units of production method which will be based on the recoverable pounds from the indicated resources. As the Company has not yet mined or produced any uranium as of December 31, 2024, no depreciation has been recognized on this asset.

Note 14. Segmented Information, page FS-31

Staff Comment No. 25.

Please revise to provide the required disclosures of IFRS 8, paragraphs 20 through 28 and paragraph 31, to the extent applicable or explain why you do not believe the disclosure is necessary.

Company’s Response:

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in the USA. All amounts disclosed in the consolidated financial statements represent this single reporting segment. Further, there is not more than one segment for which there is any discrete information available.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or raymer.richard@dorsey.com.

Sincerely, Anfield Energy Inc.

/s/ Corey Dias

Corey Dias

cc: Richard Raymer, Esq., Dorsey & Whitney LLP